Exhibit 99.9

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Baytex Energy Corp.:
We consent to the use of:
•our report dated March 4, 2025 on the consolidated financial statements of Baytex Energy Corp. (the “Company”) which comprise the consolidated statements of financial position as of December 31, 2024 and 2023, the related consolidated statements of income (loss) and comprehensive income (loss), changes in equity, and cash flows for the years then ended, and the related notes, and
•our report dated March 4, 2025 on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2024 each of which is included in the Annual Report on Form 40-F of the Company for the fiscal year ended December 31, 2024.
We also consent to the incorporation by reference of such reports in the Registration Statements (No. 333-171568 and No. 333-272971) on Form S-8 and Registration Statement (No. 333-273020) on Form F-3 of the Company.

/s/ KPMG LLP
Chartered Professional Accountants
Calgary, Canada
March 4, 2025